As filed with the Securities and Exchange Commission on December 19, 2002
Registration No. 333-97117

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WOMEN FIRST HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	13-3919601 (I.R.S. Employer Identification Number)

12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:
Edward F. Calesa	Scott N. Wolfe, Esq.
Chairman and Chief Executive Officer	Robert E. Burwell, Esq.
Women First HealthCare, Inc.	Latham & Watkins
12220 El Camino Real, Suite 400	12636 High Bluff Drive, Suite 300
San Diego, California 92130	San Diego, California 92130
(858) 509-1171	(858) 523-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, par value $0.001 per share	4,563,444	$3.635	$16,588,119	$1,526

(1)
A portion of the shares covered by this Registration Statement are issuable pursuant to outstanding shares of convertible preferred stock and outstanding warrants. Pursuant to Rule 416(b) under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable upon the conversion of the convertible preferred stock or exercise of the warrants by reason of any stock split, stock dividend or similar transactions.

(2)
Estimated in accordance with Rule 457(c) solely for purposes of computing the amount of the registration fee based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on July 22, 2002.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED DECEMBER 19, 2002

PROSPECTUS

4,563,444 Shares

WOMEN FIRST HEALTHCARE, INC.

Common Stock

This prospectus relates to up to 4,563,444 shares of our common stock, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of common stock being offered are issuable upon the conversion of shares of our convertible preferred stock previously issued to the selling stockholders and upon the exercise of warrants previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

Our common stock is listed on the Nasdaq National Market under the symbol “WFHC.” On December 17, 2002, the last sale price of our common stock as reported on the Nasdaq National Market was $4.27 per share.

See “Risk Factors” beginning on page 3 for factors that you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2002.

The terms “Women First,” “we,” “our” and “us” refer to Women First HealthCare, Inc., a Delaware corporation. All references in this prospectus to “common stock” refer to our common stock, par value $0.001 per share.

WOMEN FIRST HEALTHCARE, INC.

Women First is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products and self-care products to help these women improve the quality of their lives. We market these products in the United States through a number of channels including our dedicated sales force, our direct-to-consumer marketing programs through our internet sites, womenfirst.com and aswechange.com, and through our As We Change® national mail order catalog.

The pharmaceutical products we offer include the following:

•	Ortho-Est® Tablets, an oral estrogen product that we acquired from Ortho-McNeil Pharmaceutical effective January 1, 2001,

•
Esclim™, an estrogen patch system for which we have the exclusive right (subject to exceptions) to market, use, distribute and sell in various dosages in the United States and Puerto Rico pursuant to a distribution and license agreement with Laboratoires Fournier S.A,

•
Vaniqa® (eflornithine hydrochloride) Cream, 13.9%, a topical cream clinically proven to slow the growth of unwanted facial hair in women for which we acquired exclusive worldwide rights in June 2002 from a joint venture formed by Bristol-Myers Squibb Company and The Gillette Company,

•	Midrin®, a prescription headache management product for which we acquired exclusive U.S. rights and title from Elan Pharma International Ltd. and Elan Corporation plc in June 2001,

•	Bactrim™, an antibacterial product line used primarily in the treatment of certain urinary tract infections for which we acquired exclusive U.S. rights from Hoffman-LaRoche in October 2001,

•	Equagesic® Tablets, a pain management product for which we acquired all rights in the U.S. and Puerto Rico from American Home Products Corporation (now known as Wyeth) in November 2001, and

•	Synalgos®-DC Capsules, a pain management product for which we acquired all rights in the U.S. and Puerto Rico from Wyeth in November 2001.

Our executive offices are located at 12220 El Camino Real, Suite 400, San Diego, California 92130. Our telephone number is (858) 509-1171.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing our shares of common stock. Each of these risks could adversely affect our business, financial condition and results of operations, as well as adversely affect the value of an investment in our common stock.

Risks related to our business

We have been in business a short time and have experienced significant losses since our inception.

We are an early stage company with a history of losses. We have incurred significant losses since we were founded in November 1996, accumulating a deficit of $67.8 million through September 30, 2002. Although we were profitable in the fourth quarter of 2001 and the first three quarters of 2002, we may not be able to achieve profitability on an annual basis or to sustain profitability on a quarterly basis in the future. Early stage companies such as ours frequently encounter problems, delays and expenses that may be beyond our control. These include, but are not limited to, unanticipated problems and additional costs related to marketing, competition, manufacturing and product acquisitions and development.

If our products do not achieve and maintain market acceptance, we will be unable to realize our operating objectives.

Our estrogen replenishment therapy products may not maintain market acceptance. Esclim™, our lead product, and our Ortho-Est® Tablets compete in the estrogen replenishment therapy market. Esclim™ accounted for 12.4% of our total revenues for the nine months ended September 30, 2002 and 21.1% of our total revenues for the year ended December 31, 2001. Ortho-Est® accounted for 7.3% of our total revenues for the nine months ended September 30, 2002 and 33.1% of our total revenues for the year ended December 31, 2001. In a study published in the Journal of the American Medical Association in July 2002, researchers affiliated with the National Cancer Institute reported that women on estrogen replenishment therapy after menopause ran a higher risk of ovarian cancer after ten years of use. This study and others could decrease the demand for our Esclim™ and Ortho-Est® Tablets products. These products also compete with combination estrogen/progestin hormonal replenishment therapy products. In another study published in the Journal of the American Medical Association in July 2002, researchers affiliated with the National Institutes of Health announced that its National Heart, Lung and Blood Institute had stopped the clinical trial of combination estrogen/progestin hormonal replenishment therapy in healthy menopausal women because of an increased risk of invasive breast cancer, heart attacks, strokes and blood clots. While this study noted no increased risk of breast cancer, heart attacks, strokes or blood clots for women on estrogen replenishment therapy, the perception of such a risk could decrease the demand for our Esclim™ and Ortho-Est® Tablets products.

Other products we have acquired, such as Midrin®, Bactrim™, Equagesic®, Synalgos®, and Vaniqa®, and those products we may acquire in the future, if any, likewise may not achieve or maintain market acceptance. The market acceptance of all of our products will depend on, among other factors:

•	their advantages over existing competing products,

•	their perceived efficacy, safety and cost,

•	the extent to which they are substituted generically by the pharmacy,

•	the actual or perceived side effect profile of our products, and

•	the reimbursement policies of the government and third-party payors.

Our business model assumes that our marketing programs and strategies and the growth in our target market will result in increased revenues. If our marketing programs and strategies do not succeed in generating increased revenues, we will be unable to realize our operating objectives. If the clinicians we target do not recommend and prescribe the products we offer or if midlife women do not regularly use these products, we will experience losses in the future which could, in turn, adversely affect the trading price of our common stock and the value of your investment.

Our business model requires the development and profitability of our pharmaceutical division and reaching breakeven in our consumer division. If we fail to implement key elements of our business plan, we may not succeed.

We have embarked on an ambitious plan to provide prescription and non-prescription products to midlife women. As part of our plan, we have acquired rights to specialty pharmaceutical products that we believe are well suited to midlife women. We also may seek to acquire additional product rights in the future. We also offer products through our consumer division that help to support our pharmaceutical business. To promote our products, we will seek to persuade obstetricians, gynecologists, nurse practitioners and physicians’ assistants focused on women’s health to prescribe and recommend the products we offer. However, there is a limited market awareness of our company and the products and services we offer. If we do not generate sufficient demand for our current or future products, our business may not succeed and our stockholder’s investments in us may suffer.

Any failure by us to obtain rights to additional products and successfully integrate them may limit our growth potential. We are uncertain of our ability to obtain additional financing at favorable terms for future product acquisitions.

In the future, we may obtain rights to additional products through license or acquisition agreements to expand our business beyond its current size. Our failure to obtain rights to market products or to acquire products on acceptable terms or to integrate these products into our organization may limit our growth opportunities if our current sales do not grow as anticipated. We may not be able to identify appropriate licensing or acquisition candidates in the future. Even if we identify an appropriate candidate, competition for it may be intense. We may not be able to successfully negotiate the terms of a license or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products could divert our management’s time and resources from our existing business. Moreover, we may be unable to finance an acquisition or integrate a new product or company into our existing business.

Although we believe that our existing cash balances will be sufficient to meet our working capital, debt service, and capital expenditure requirements for at least the next twelve months, we may nevertheless decide to obtain a working capital line of credit to finance our inventories of products and our accounts receivable, and we may need additional capital to acquire additional prescription products or companies. For example, in June 2002, we financed the acquisition of rights to Vaniqa® through the issuance of $28 million of senior secured notes and $13 million of convertible preferred stock. Future funding, if needed, may not be available on acceptable terms, if at all. If additional funds are needed and not available, we may be required to postpone obtaining new products through license or acquisition. This could have the effect of limiting our growth to the growth we can achieve through our efforts to expand sales of our existing portfolio of products. If we raise additional funds through the issuance of equity securities or we issue equity securities for one or more significant acquisitions, the percentage ownership of our then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, these new securities could have certain rights, preferences and privileges senior to those of the holders of our common stock, and the terms of these debt securities could impose restrictions on our operations.

Our quarterly financial results may fail to meet or exceed the expectations of investors, which could cause the price of our stock to decline significantly.

Our quarterly operating results may fail to meet or exceed the expectations of securities analysts or investors because of a number of factors, including the following:

•	changes in the acceptance or availability of the products we offer,

•	the timing of new product offerings, acquisitions or other significant events by us or our competitors,

•	regulatory approvals and legislative changes affecting the products we offer or those of our competitors,

•	the productivity of our sales force, and

•	general economic and market conditions and conditions specific to the health care industry.

Failure to meet or exceed the expectations of securities analysts or investors could negatively affect our stock price and your investment.

We are dependent on a single source of supply for each of the pharmaceutical products we offer. If one of our suppliers fails to supply adequate amounts of a product we offer, our sales may suffer.

We are dependent on single sources of supply for the pharmaceutical products we offer. The following companies are currently our sole suppliers for the indicated products:

•	Pharmacuetics International, Inc. supplies Ortho-Est® Tablets to us under an agreement with a four-year term, expiring in June 2005.

•	Laboratoires Fournier S.A. acts as our exclusive supplier of Esclim™ under an agreement with a seven- year term, expiring in January 2007.

•	Bristol-Myers Squib Company acts as our exclusive supplier of Vaniqa® under an agreement with a three-year term, expiring in June 2005.

•	Mallinckrodt Inc. supplies Midrin® to us pursuant to purchase orders. We do not have a formal agreement with Mallinckrodt concerning the terms of supply of Midrin®.

•	Mutual Pharmaceutical Company, Inc. acts as our exclusive supplier of Bactrim™ under an agreement with a five-year term, expiring in January 2007.

•
Wyeth Pharmaceuticals, as successor to American Home Products Corporation, acts as our exclusive supplier of Equagesic® Tablets and Synalgos®-DC Capsules under an agreement with a two-year term, expiring in November 2003.

In general, our agreements with our suppliers allow either party to terminate the agreement early if the other party is in default of any of its material obligations under the agreement and fails to cure the default after notice. In addition, our supply agreements typically permit either party to terminate the agreement early in the event of the other party’s liquidation, bankruptcy or insolvency or, in the case of our agreement with Laboratoires Fournier concerning Esclim™, if the other party undergoes specified changes of control.

With respect to our products and the ingredients contained in these products, we cannot guarantee that these third parties will be able to provide adequate supplies of products or materials in a timely fashion. These third parties may pursue the manufacture and supply of their own pharmaceutical products in preference to those being manufactured for us. In addition, our third party suppliers may terminate their agreements with us earlier than we expect, and as a result we may be unable to continue to market and sell the related pharmaceutical products on an exclusive basis or at all. We also face the risk that one of our suppliers could lose its production facilities in a disaster, be unable to comply with applicable government regulations or lose the governmental permits necessary to manufacture the products it supplies to us. If a third-party supplier cannot meet our needs for a product, we may not be able to obtain an alternative source of supply in a timely manner. In these circumstances, we may be unable to continue to market products as planned.

Our ability to manufacture Synalgos® is limited by the Drug Enforcement Agency.

As a Schedule 3 drug, the amount of Synalgos® that can be manufactured is strictly controlled by the Drug Enforcement Agency. If we are unable to increase production beyond the currently approved Drug Enforcement Agency quota of dihydrocodeine (the controlled ingredient in Synalgos®), we would be unable to increase production of Synalgos® and might therefore be unable to meet our future projections for sales of the product. This may cause quarterly results to fail to meet the expectations of investors which, in turn, could cause our stock price to fall negatively impacting your investment.

Because we depend on a small number of customers for a significant portion of our revenues, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our revenues.

        Historically, a limited number of customers has accounted for a significant portion of our total revenues. Three customers, QK Healthcare, Inc., Cardinal Health, Inc. and McKesson Drug Operations each individually accounted for greater than 10% of our total revenues for the nine months ended September 30, 2002 and the year ended December 31, 2001. Together, these three customers accounted for 68% of our total revenues for the nine months ended September 30, 2002 and 59% of our total revenues for the year ended December 31, 2001. We have no long-term commitments from these customers or any other customers to purchase products from us. We anticipate that our operating results will continue to depend to a significant extent upon revenues from a small number of customers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our revenues.

We may expand our sales force and increase promotional spending in support of our main products, Esclim, Vaniqa and Synalgos. If our efforts are not successful, revenues may not be adequate enough to ensure a return on our investment.

We may decide that the longer-term economic benefits of spending to expand our sales force and increase promotional efforts are worth the short-term misalignment of expenses and revenues. In such a case, short-term financial results would be negatively impacted as expenses are incurred ahead of revenues being generated. This could cause our financial results to fail to meet the expections of investors which, in turn could cause our stock price to fall negatively impacting your investment.

In some cases, we rely on third-party sales organizations to promote our products and cannot be sure their efforts will lead to adequate sales of our products.

For selected products, we hire outside organizations to conduct sales and marketing projects to promote awareness of our products to targeted physicians. As a result, some of the variables that may affect our revenues, cash flows and net income are not exclusively within our control. These third-party sales organizations may not devote adequate attention to the promotion and marketing of our products, which could result in our failure to realize the full sales potential of our products. Even if the third parties that market our products are initially successful, they may not continue to be successful. We may not be able to renew these third-party arrangements successfully in the future, and new outside sales arrangements may not continue to be available on commercially reasonable terms.

Our inability to obtain new proprietary rights or to protect and retain our existing rights could impair our competitive position and adversely affect our sales.

We believe that the patents, trademarks, copyrights and other proprietary rights that we own or license, or that we will own or license in the future, will continue to be important to our success and competitive position. If we fail to maintain our existing rights or cannot acquire additional rights in the future, our competitive position may be harmed. Due to the length of time and expense associated with bringing new pharmaceutical products to market, there are benefits associated with acquiring or licensing products that are protected by existing patents or for which patent protection can be obtained. While the Esclim™ estradiol transdermal system and our Vaniqa® cream incorporate patented technology, the other pharmaceutical products and most of the self-care products we sell are not protected by patents. We have applied for registration of a number of key trademarks and intend to introduce new trademarks, service marks and brand names. We intend to take the actions that we believe are necessary to protect our proprietary rights, but we may not be successful in doing so on commercially reasonable terms, if at all. In addition, parties that license their proprietary rights to us may face challenges to their patents and other proprietary rights and may not prevail in any litigation regarding those rights. Under the terms of a license agreement, we rely on The Gillette Company to maintain and protect against infringement of the patents relating to our Vaniqa® cream. Moreover, our trademarks and the products we offer may conflict with or infringe upon the proprietary rights of third parties. If any such conflicts or infringements should arise, we would have to defend ourselves against such challenges. We also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could harm our business and your investment in our common stock.

Significant differences between actual and estimated demand for our products could adversely affect us. If we overestimate demand, we may be required to write off inventories and/or increase our reserves for product returns in future periods. If we underestimate demand, we might not be able to fulfill orders for our products, which would lead to lost opportunities to generate revenues and could adversely affect our relationships with our customers.

We sell our pharmaceutical products to wholesalers that, in turn, make sales to retail pharmacies where prescriptions for our products are filled. As part of our calculation of net revenue, we make estimates for returns of short-dated or damaged product and for rebates and chargebacks granted to our customers and subtract these estimated amounts from gross revenue to arrive at the net revenue we report in our statement of operations. We try to maintain adequate supplies of our products at the wholesale level to meet expected demand, and we seek to generate demand through our promotional efforts directed at physicians and clinicians who prescribe our products. If our promotional efforts fail to generate the expected prescriber demand, our wholesale customers may exercise their rights to return our prescription products—each of which has an expiration date after which it cannot be sold—for credit or exchange. We estimate returns for each product based on the estimated demand for the product, which takes into account historical trends and the amount and expiration date of the product in the distribution channel. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. We estimate rebates and chargebacks based on an analysis of current sales invoices and terms. Based on our estimates for returns, rebates and chargebacks, we establish reserves in these amounts. Although our estimates are reviewed quarterly for reasonableness, our product return, rebate or chargeback activity could differ significantly from our estimates because our analysis of product shipments, prescription trends and the amount of product in the distribution channel may not be accurate.

If our forecasts of demand are too high, we or our wholesale customers may accumulate excess inventories of finished products that may not be sold prior to the expiration of their prescribed shelf life. In the case of excess inventories held by us, insufficient demand could lead to write offs affecting some or all of those excess inventories. We also may have to adjust the prices of our existing products to reduce those excess inventories. In the case of excess inventories held by our wholesale customers, we face the risk that these customers will reduce their purchases from us in future periods or return product to us. If our wholesale customers return product to us in amounts that exceed our reserves, we could be required to take accounting charges in future periods which could cause our results of operations to fail to meet the expectations of investors.

By contrast, if demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand could lead to missed opportunities to increase our revenues, harm our relationships with our customers and negatively affect your investment in our common stock.

To recognize revenue under generally accepted accounting principles, we must be able to reasonably estimate the amount of future product returns. If we are unable to do so, we may be precluded from recognizing revenue until our products are “pulled through” from the wholesale level to the retail level.

We currently recognize revenue at the time we ship product to our wholesale customers because we are able to satisfy all the criteria for recognizing revenue at that time, despite the fact that our customers have a contractual right to return expired product to us for credit or exchange. One of the criteria we must satisfy to recognize revenue upon shipment is the requirement that we be able to reasonably estimate the amount of future returns. If we are unable to reasonably estimate returns, we will be required to defer revenue recognition until our wholesale customers sell the product through to the retail level. This could cause a shortfall in revenues in one or more future periods, which could cause our results to fail to meet investor expectations.

We have incurred significant debt obligations and issued other securities which will require us to make debt service and similar payments in the future.

We incurred aggregate debt obligations of $48.75 million to finance the acquisitions of Midrin®, Equagesic®, Synalgos™, and Vaniqa®. We issued a convertible debt security of $11 million to Elan to acquire Midrin®. The note bears interest at 7% and the interest accretes to the principal of the note for the first two years. Beginning in the third quarter of 2003, we are required to make quarterly interest payments in cash. We issued a promissory note to Wyeth for Equagesic® and Synalgos®, of which $6.5 million remains outstanding. Under our note to Wyeth, we are required to make a cash payment of $3.25 million on each of November 28, 2003 and November 30, 2004.

We financed the acquisition of Vaniqa® through the issuance of $28 million of senior secured notes and $13 million of convertible preferred stock. The senior secured notes mature in September 2005 and bear interest at the initial rate of 11% per annum, which increases to 12.5% per annum 18 months from the acquisition and 13% per annum 24 months from the acquisition. We may pay interest amounts in excess of 11% per annum in cash or through the issuance of additional senior secured notes. The senior secured notes may be redeemed by us at any time at a redemption price of 108% of the aggregate principal amount outstanding plus accrued and unpaid interest. The senior secured notes are required to be redeemed with 100% of the proceeds of future loans and sales of debt securities and 75% of the proceeds of future sales of equity securities, subject to various exceptions, including proceeds from equity securities that are used for acquisitions of pharmaceutical products and other assets meeting specified criteria. In addition, the holders of the senior secured notes have the right to require us to redeem the senior secured notes at a price of 108% of the aggregate principal amount outstanding upon certain changes in control of us. For purposes of the senior secured notes, a change in control would include an event where Edward F. Calesa, our Chairman and Chief Executive Officer, ceases to (1) beneficially own at least 4,500,000 shares of our common stock or (2) serve as our Chief Executive Officer, unless either event is caused by his death at a time when we hold “key man” life insurance on Mr. Calesa for the benefit of the investors of at least $10 million while all of the senior secured notes are outstanding or a lower insurance amount that decreases proportionately as the senior secured notes are redeemed, but not less than $5 million. We are currently maintaining “key man” life insurance on Mr. Calesa for the benefit of the investors in an amount of $10 million. We also must generally use 75% of our “excess cash flow” (as defined in the note and warrant purchase agreement among us and the purchasers of the senior secured notes) to offer to redeem the senior secured notes at 100% of the aggregate principal amount outstanding plus accrued but unpaid interest. Our obligations under the senior secured notes are secured by a pledge of our Vaniqa®-related assets.

The $13 million of convertible preferred stock that we issued to finance the acquisition of Vaniqa® has an aggregate initial stated value equal to $13 million, which accretes at a rate of 10% per annum, calculated quarterly, which increases to 11.5% per annum 18 months from the acquisition and 12.5% per annum 24 months from the acquisition. The convertible preferred stock is convertible at any time at the option of the holders into shares of our common stock at a rate equal to the accreted stated value divided by $6.35, subject to certain antidilution adjustments. Unless previously converted, we will be required to redeem the convertible preferred stock for cash at its accreted stated value plus accrued and unpaid dividends, if any, in June 2006. If our common stock trades at three times the conversion price of the convertible preferred stock for a specified period of time, we may, at our option, require the mandatory conversion of the convertible preferred stock or redeem the convertible preferred stock, subject to the holders’ rights to convert to common stock before such optional redemption is completed. The holders of the convertible preferred stock have the right to require us to redeem the convertible preferred stock at 108% of its accreted stated value upon certain changes in control of us. For purposes of the convertible preferred stock, a change in control would include an event where Mr. Calesa ceases to (1) beneficially own at least 4,500,000 shares of our common stock while the senior secured notes are outstanding or 3,500,000 shares after the senior secured notes have been redeemed or (2) serve as our Chief Executive Officer, unless these events are caused by his death at a time when we hold “key man” life insurance on Mr. Calesa for the benefit of the investors of at least $10 million while all of the senior notes are outstanding or a lower insurance amount that decreases proportionately as the senior secured notes are redeemed, but not less than $5 million. We are currently maintaining “key man” life insurance on Mr. Calesa for the benefit of the investors in an amount of $10 million. In addition, we are required to offer to redeem the convertible preferred stock at 108% of its initial stated value with 100% of the proceeds of future loans and sales of debt securities (other than debt expressly permitted by the terms of the preferred stock) and 75% of the proceeds of future sales of equity securities, subject to the senior rights of the senior secured notes to be redeemed first and to various other exceptions, including proceeds from equity securities that are used for acquisitions of pharmaceutical products and other assets meeting specified criteria. We also must generally use 75% of our “excess cash flow” (as defined in the certificate of designation for the convertible preferred stock) to redeem the convertible preferred stock at 100% of its accreted stated value, subject to the senior rights of the senior secured notes. In addition, in the event of a merger or acquisition of our company, we may cause the convertible preferred stock to be converted into cash, the securities offered in the transaction or a combination of the two so long as the value of the consideration is three times the conversion price of the preferred stock. Our obligations under the terms of the convertible preferred stock are secured by a pledge of our Vaniqa®-related assets, subject to the senior rights of the senior secured notes.

In addition to our Vaniqa®-related assets, we have also pledged assets related to Midrin®, Equagesic® and Synalgos® as security for the repayment of debt obligations incurred to finance the purchases of those assets. If we fail to make payment on the debt and preferred stock as required, we may be declared in default and lose our rights to the products that secure their repayment.

Our senior secured notes and convertible preferred stock contain provisions and requirements that could limit our ability to secure additional financing and respond to changing business and economic conditions.

The restrictions contained in the senior secured notes and convertible preferred stock that we issued to finance the acquisition of Vaniqa® may limit our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and acquire additional pharmaceutical products. Both our senior secured notes and our convertible preferred stock restrict our ability to incur additional indebtedness and require us to offer to use proceeds from additional indebtedness or the sale of other securities to repay the senior secured notes and redeem the convertible preferred stock, subject in each case to limited exceptions. Our senior secured notes, among other things, restrict our ability to create liens, make capital expenditures and sell assets, subject to limited exceptions. In addition, our senior secured notes require us to maintain a minimum:

•	earnings before interest, taxes, depreciation and amortization,

•	net worth, and

•	fixed charge coverage ratio.

We may not satisfy the financial ratios and other covenants under our senior secured notes due to events that are beyond our control. If we fail to satisfy any of the financial ratios or other covenants, we could be in default under our senior secured notes, which could result in us losing the rights to Vaniqa®. Specified defaults would result in the requirement to immediately redeem the senior secured notes and convertible preferred stock, which would have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with the covenants governing our indebtedness, we may need additional financing in order to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on terms that are acceptable to us, or at all.

Potential future impairments under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” could adversely affect our future results of operations and financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. As of September 30, 2002, we had goodwill and intangible assets valued at approximately $2.7 million net of accumulated amortization. During the second quarter of 2002, we performed the first of the required impairment tests of goodwill and indefinite lived intangible assets to determine if a transition impairment charge should be recognized under SFAS 142. The tests showed that no impairment charge should be recognized. We will test for impairment at least annually. These future tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

Our failure to retain the principal members of our management team or to hire additional qualified employees would adversely affect our ability to implement our business plan.

Our success depends upon the retention of the principal members of our management, technical and marketing staff, particularly Edward F. Calesa, our President, Chief Executive Officer and Chairman of the Board. The loss of the services of Mr. Calesa or other key members of our management team might significantly delay or prevent the achievement of our development and strategic objectives. We have entered into an employment contract with Mr. Calesa. We are the beneficiary of a life insurance policy on the life of Mr. Calesa in the amount of $2.0 million. If Mr. Calesa ceases to serve as our Chief Executive Officer, we may be required to redeem the senior secured notes and convertible preferred stock. We do not have life insurance policies on the lives of any other members of our management team. Our success also depends on our ability to attract additional qualified employees. Our inability to retain our existing personnel or to hire additional qualified employees would have a material adverse effect on our company.

Risks related to the health care and pharmaceutical industry

The health care industry and the markets for the products we offer are very competitive. We may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources.

The health care industry is highly competitive. Most of our competitors are large, well-known pharmaceutical, life science and health care companies that have considerably greater financial, sales, marketing and technical resources than we have. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. The pharmaceutical industry is characterized by continuous product development and technological change.

The pharmaceutical products we offer face significant competition. Ortho-Est® Tablets compete in the estrogen replenishment therapy market, a market dominated by Premarin™, a product manufactured by Wyeth-Ayerst Laboratories, Inc., a division of Wyeth. The Esclim™ estradiol transdermal system competes in the estrogen replenishment therapy market against products made by Berlex Laboratories, Watson Laboratories, Inc., Novogyne Pharmaceuticals and Novartis Pharmaceutical. The estrogen replenishment therapy products we market also compete with combination estrogen/progestin hormonal replenishment therapy products marketed by

Wyeth, Parke-Davis, a division of Pfizer, Solvay Pharmaceuticals, Inc., Barr Laboratories, Inc., Pharmacia Corporation and others, as well as generic hormonal replenishment therapy products. Esclim™ is not available generically but there is a generic estrogen replenishment therapy patch available. Ortho-Est® Tablets face significant generic competition. The estrogen replenishment therapy products we market also compete with non-hormonal replenishment therapy products marketed by Merck & Co., Inc. and Eli Lilly & Company. Each of these competitors has substantially greater marketing, sales and financial resources than we do.

Midrin® competes against a class of drugs called triptans as well as against generic competitors. Triptans are manufactured by several companies, including GlaxoSmithKline (Imitrex®), Merck & Co. (Maxalt®) and AstraZeneca Pharmaceuticals LP (Zomig®). Bactrim™ competes in the antibacterial market against Cotrim™ marketed by Teva Pharmaceuticals, Septra®, manufactured by Monarch, a division of King Pharmaceuticals, and generic products made by High Tech Pharmaceutical Co., United Research Laboratories and Mutual Pharmaceutical Co., among others. Equagesic® competes against Flexeril®, manufactured by Merck & Co., and Valium®, manufactured by Roche Labs, as well as against generic cyclobenzaprine and generic diazepam. Synalgos® competes against hydrocodone products such as Vicodin® from Abbott Laboratories and codeine products such as Tylenol® with Codeine, manufactured by McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson.

Vaniqa® (eflornithine hydrochloride) Cream, 13.9% competes in the women’s facial hair removal market against a variety of depilatory products, electrolysis, laser hair removal and other hair retardant and hair removal products. Although Vaniqa® cream is not available generically, it has been on the market only a short period of time and our sales force has only recently begun to market the product. The competitive products for the removal of unwanted facial hair in women have substantially greater market presence than does Vaniqa® cream. In addition, because Vaniqa® cream is a prescription hair removal product, we may have difficulty competing against products that are more readily available to consumers in over-the-counter form.

Competition for the self-care products we offer is significant. Our subsidiary, As We Change, LLC competes with a number of catalog companies and Internet retailers focusing on self-care products. Luminesence, SelfCare®, Harmony™, Inner Balance and InteliHealth HealthyHome™ market and sell general lifestyle and personal care products.

Our failure to adequately respond to the competitive challenges faced by the products we offer could have a material adverse effect on our business, financial condition and results of operations which could, in turn, cause our common stock price to decline.

We may not be able to obtain reimbursement for the pharmaceutical products we offer. Any failure to obtain reimbursement could limit our sales of the product and could harm our results of operations.

Our ability to market new and existing pharmaceutical products depends in part on whether health care payors, including government authorities, private health insurers, health maintenance organizations and managed care organizations, will provide sufficient reimbursement for the products we offer. Third-party payors are increasingly challenging the prices of pharmaceutical products and demanding data to justify the inclusion of new or existing products in their formularies. Significant uncertainty exists regarding the reimbursement status of pharmaceutical products, and we cannot predict whether additional legislation or regulation affecting third-party coverage and reimbursement will be enacted in the future, or what effect such legislation or regulation would have on our business. Reimbursement may not be available for the products we offer and reimbursement granted may not be maintained. In particular, sales of Ortho-Est® Tablets, Bactrim™ and Midrin® may be adversely affected by formularies that require substitution of generics on prescriptions written for these products unless the physician indicates “dispense as written” on the prescription. Moreover, limits on reimbursement available from third-party payors may reduce the demand for, or adversely affect the price of, the products we offer. The unavailability or inadequacy of third-party reimbursement for the products we offer could limit the success of our sales efforts.

We may be exposed to product liability claims not covered by insurance that would harm our business.

We may be exposed to product liability claims. We currently carry product liability insurance with an aggregate limit of $15 million with respect to our products other than Vaniqa®. Our product liability insurance with respect to Vaniqa® has an aggregate limit of $20 million. Although we intend to continue to maintain product liability insurance, we cannot guarantee that this insurance will be sufficient to cover all possible liabilities or that such insurance will continue to be available in the future at acceptable costs. A successful suit against us could require us to pay significant damages and could affect our ability to market our products, among other negative effects on our business. If the amounts involved in these product liability suits are material, our common stock price could suffer.

Much of our business is subject to regulation. Regulatory bodies could impair or eliminate our ability to conduct portions of our business.

Many of our activities are subject to extensive regulation by one or more federal, state or local agencies. In general, regulations pertain to the manufacture, purchase, safe storage and distribution of pharmaceuticals and controlled substances that are monitored through periodic site inspections conducted by the Food and Drug Administration and the Drug Enforcement Agency. Failure to comply with these requirements and regulations or to respond to changes in these requirements and regulations could result in modifications to our products, manufacturing delays, penalties or fines or a temporary or permanent closure of our manufacturing partners’ facilities. For example, our Esclim™ 25mg patch did not meet some Food and Drug Administration specifications at its 24 month testing, which resulted in an accelerated expiration date on that size of Esclim™ patch. Also, the manufacturer for the aspirin active ingredient in our Synalgos® product has closed its United States’ site which will require us to qualify material from a new site in order to comply with applicable regulatory requirements. In addition, an active ingredient in our Synalgos® product is subject to a Drug Enforcement Agency quota limiting the amount that may be produced in any given year. Accordingly, the amount of Synalgos® that we may produce is limited unless we are able to successfully petition the Drug Enforcement Agency for a waiver of the quota. These regulatory bodies may also require us or our third-party manufacturers and suppliers to recall products, the cost of which could be substantial. We and our third-party manufacturers and suppliers may also choose to voluntarily recall products for health and safety reasons, including product stability issues. The regulations applicable to our existing and future products may change and could increase our costs of compliance and cause our stock price to decline.

Risks related to this offering

Our management and existing stockholders have substantial control over our voting stock and can make decisions that could adversely affect our business and our stock price.

As of December 17, 2002, Edward F. Calesa and his family members jointly beneficially owned approximately 33.5% of our common stock. Also as of the same date, our present directors and executive officers and their affiliates as a group beneficially owned approximately 34.9% of our outstanding common stock. Accordingly, if all or certain of these stockholders were to act together, they would be able to exercise significant influence over or control the election of our board of directors, the management and policies of Women First and the outcome of certain corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Our directors and management, acting together, may be able to prevent or effect a change in control of Women First and are able to amend certain provisions of our certificate of incorporation and bylaws at any time. The interests of this group may conflict with the interests of our other holders of common stock, and this concentration of ownership may discourage others from initiating potential mergers, takeovers or other change in control transactions.

The public market for our common stock is volatile, and the price of our stock can fluctuate for reasons unrelated to our operating performance.

The market prices and trading volumes for securities of emerging companies, like Women First, historically have been highly volatile and have experienced significant fluctuations both related and unrelated to the operating performance of those companies. Factors beyond our control such as fluctuations in our operating results, stockholders’ reactions to our public announcements, sales of substantial amounts of shares by large stockholders, concern as to safety of drugs, and general market conditions, can have an adverse effect on the market price of our securities. From January 1, 2000 to December 17, 2002, our stock price has ranged from a high sales price of $11.40 to a low sales price of $0.44.

We have implemented anti-takeover provisions that could delay or prevent a change of control of our company and prevent an acquisition at a premium price.

Provisions of our Fourth Amended and Restated Certificate of Incorporation, as amended, and Second Amended and Restated Bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. These include provisions classifying our board of directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholders’ proposals. In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holders of 15% or more of our common stock. Moreover, our certificate of incorporation allows our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. In 2001, we adopted a Change in Control / Severance Policy that may have the effect of discouraging a third party from attempting to acquire us. Our option plans provide that unvested options will become fully vested and exercisable upon a change in control of Women First. The provisions of our certificate of incorporation and bylaws, our option plans, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition, of our business. These provisions also may diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock. Some of our key contracts contain provisions that would allow the other party to the agreement to terminate the agreement upon a change in control.

FORWARD-LOOKING STATEMENTS

Some of the information under the caption “Risk Factors” and elsewhere in this prospectus may include forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions, and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. A discussion of some of the risks and uncertainties that could affect our forward-looking statements is included in this prospectus under the caption “Risk Factors.”

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these securities.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The shares of common stock listed below are issuable upon the conversion of shares of our convertible preferred stock and the exercise of warrants issued to the indicated selling stockholders in a private placement in June 2002.

Both the convertible preferred stock and the warrants provide that in no event will we be required to issue shares of common stock upon exercise of the convertible preferred stock and the warrants in an amount which, when taken together with the aggregate number of shares of common stock that would then be issuable upon conversion of all outstanding shares of convertible preferred stock and exercise of any warrant, together with any shares of common stock previously issued upon conversion of shares of convertible preferred stock or exercise of any warrant, would exceed 19.9% of the number of shares of common stock outstanding on the closing date, unless requisite shareholder approval under the rules of the Nasdaq National Market has been obtained. The shares registered by this registration statement of which this prospectus forms a part include an estimated number of additional shares of common stock that may be issued upon the operation of the antidilution and share adjustment provisions applicable to the convertible preferred stock and the warrants, subject to the 19.9% limitation.

Our convertible preferred stock contains an accreting stated value that will cause the number of shares of our common stock issuable upon the conversion of our convertible preferred stock to increase over time. The stated value of the convertible preferred stock will cease to accrue on June 30, 2006, the date on which we will be obligated to redeem outstanding shares of convertible preferred stock. Our convertible preferred stock had an aggregate initial stated value equal to $13,000,000 at the closing of the sale of the convertible preferred stock in June 2002. The stated value accretes at a rate of 10% per annum, calculated quarterly, and increases to 11.5% per annum 18 months from the closing and 12.5% per annum 24 months from the closing. Our convertible preferred stock is convertible at any time at the option of the holders into shares of our common stock at a rate equal to the accreted stated value divided by $6.35, subject to antidilution adjustments. Accordingly, depending upon the length of time that our convertible preferred stock remains outstanding, the number shares of our common stock that the selling stockholders may obtain upon the conversion of our convertible preferred stock and offer for sale under this prospectus will increase. The shares of our common stock that the selling stockholders may obtain upon the conversion of our convertible preferred stock also could increase upon the occurrence of any antidilution adjustments set forth in the certificate of designation governing our convertible preferred stock. The number of shares of common stock described above as issuable upon conversion of the convertible preferred stock includes shares issuable upon accretion of the convertible preferred stock up to a maximum number of shares, that when combined with the shares of common stock issuable upon exercise of the warrants, does not exceed 19.9% of the number of shares of common stock outstanding on the issuance date of the convertible preferred stock and warrants. If at any time the number of shares issuable upon conversion of the convertible preferred stock and warrants would otherwise be greater than 19.9% of the number of shares of common stock outstanding on the closing date and requisite shareholder approval has not been obtained, amounts equal to the accretion of the convertible preferred stock would be required to be paid in cash. The number of shares of common stock described above does not include any additional shares that could become issuable as a result of a change in the conversion price upon the occurrence of antidilution adjustments.

The selling stockholders hold warrants that are initially exercisable into an aggregate of 1,699,438 shares of our common stock. The holders of the warrants may exercise them at any time, in whole or in part, until December 31, 2006 at an exercise price of $5.50 per share. The warrants contain antidilution adjustment provisions, including adjustments for dividends on our common stock, reverse stock splits or combinations of our common stock or issuances of additional shares of our common stock at less than the current market value, subject to customary exceptions. We issued the warrants to the selling stockholders in connection with their purchase of $28 million of our senior secured notes. The number of shares of common stock described above as issuable upon exercise of the warrants does not include any additional shares that could become issuable upon the occurrence of any antidilution adjustments.

Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
CIBC WMC Inc.(1)	2,551,491	10.0%	2,551,491	—	—
Broad Street Associates, LLC(2)(3)	660,925	2.8%	660,925	—	—
J.H. Whitney Mezzanine Fund, L.P.(3)(4)	455,206	1.9%	455,206	—	—
Whitney Private Debt Fund(3)(4)	455,206	1.9%	455,206	—	—
Greenleaf Capital, L.P.(2)(3)	440,616	1.9%	440,616	—	—

*	Ownership is less than 1%.
(1)	Represents 1,762,465 shares of common stock issuable upon conversion of convertible preferred stock and 789,026 shares issuable upon exercise of warrants.
(2)	Represents shares issuable upon conversion of convertible preferred stock.
(3)	Broad Street Associates, LLC, J.H. Whitney Mezzanine Fund, L.P., Whitney Private Debt Fund and Greenleaf Capital, L.P. are each affiliates of Whitney & Co.
(4)	Represents shares issuable upon exercise of warrants.

Registration Rights Agreements

Pursuant to agreements between the selling stockholders and us, we agreed to file this registration statement covering the shares of common stock issuable to the selling stockholders.

Relationships to Selling Stockholders

None of the selling stockholders has any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except as follows: CIBC World Markets Corp., an affiliate of CIBC WMC Inc., acted as our financial advisor and placement agent in connection with our private placement of the convertible preferred stock, senior secured notes and warrants.

PLAN OF DISTRIBUTION

Resales by the Selling Stockholders

We are registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of one another in making decisions with respect to the timing, manner and size of each sale.

Donees, Pledgees and Distributees

The term “selling stockholders” includes donees, who are persons who receive shares from the selling stockholders after the date of this prospectus by gift. The term also includes pledgees, who are persons who, upon contractual default by the selling stockholders, may seize shares which the selling stockholders pledged to such persons. The term also includes distributees who receive shares from the selling stockholders after the date of this prospectus as a distribution to members or partners of the selling stockholders.

Cost and Commissions

We will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares in one or more types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in privately negotiated or block transactions;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or through Broker-Dealers

The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Distribution Arrangements with Broker-Dealers

If the selling stockholders notify us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade,

•	a special offering,

•	an exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

The supplement will disclose, to the extent required:

•	the names of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

Deemed Underwriting Compensation

The selling stockholders and any broker-dealers that act in connection with the sale of their shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act depending on the circumstances of such sale. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreements with the selling stockholders, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

Prospectus Delivery Requirements

The selling stockholders must deliver this prospectus and any supplements to this prospectus when and in the manner required by the Securities Act.

Sales under Rule 144

The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

In jurisdictions where the state securities laws require it, the selling stockholders’ shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

EXPERTS

Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins, San Diego, California.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Chief Financial Officer at:

Women First HealthCare, Inc.
12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171

The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Women First incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	The Annual Report on Form 10-K of Women First for the fiscal year ended December 31, 2001;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended March 31, 2002;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended June 30, 2002;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended September 30, 2002;

•	The Current Report on Form 8-K filed with the SEC on July 2, 2002; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 24, 1999.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the SEC and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning Women First and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

Women First HealthCare, Inc.

4,563,444 Shares

Common Stock

P R O S P E C T U S

                , 2002

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by Women First HealthCare, Inc. (the “Company”).

SEC Registration Fee	$1,526
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	10,000
Printing and Mailing Expenses	5,000
Miscellaneous	4,474

Total	$41,000

All of the above items except the registration fee are estimates.

Item 15.    Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL also provides that a corporation may advance the expenses of defense (upon receipt of a written undertaking to reimburse the corporation if it is ultimately determined that such individual is not entitled to indemnification) and must reimburse a successful defendant for expenses, including attorneys’ fees, actually and reasonably incurred. The DGCL further provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, except only to the extent a court determines that the person is entitled to indemnity for such expenses that such court deems proper. The DGCL also permits a corporation to purchase and maintain liability insurance for its directors and officers.

The Company’s Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company maintains insurance on behalf of its directors and officers, insuring them against liabilities that they may incur in such capacities or arising out of such status.

Item 16.    Exhibits

The Exhibit Index is attached hereto on page E-1.

Item 17.    Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 19th day of December, 2002.

WOMEN FIRST HEALTHCARE, INC.

By:	/s/ EDWARD F. CALESA
Edward F. Calesa Chairman, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD F. CALESA Edward F. Calesa	Chairman of the Board, President and CEO (Principal Executive Officer)	December 19, 2002

/s/ CHARLES M. CAPORALE Charles M. Caporale	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	December 19, 2002

/s/ NATHAN KASE, M.D* Nathan Kase, M.D	Director	December 19, 2002

Dennis M. Jones	Director

/S/ PATRICIA NASSHORN* Patricia Nasshorn	Director	December 19, 2002

/S/ RICHARD L. RUBIN, PHD.* Richard L. Rubin PHD	Director	December 19, 2002

*By:	/s/ EDWARD F. CALESA
Edward F. Calesa Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.

Exhibit Number	Description

3.1(1)	Fourth Amended and Restated Certificate of Incorporation.

3.2(2)	Certificate of Designation of Preferences and Rights of Senior Convertible Redeemable Preferred Stock, Series A.

4.1(3)	Form of Specimen Common Stock Certificate.

4.2(2)	Note and Warrant Purchase Agreement, dated as of June 25, 2002, by and among Women First HealthCare, Inc. and the Purchasers named therein.

4.3(2)	Form of Common Stock Purchase Warrant, dated June 25, 2002

4.4(2)	Preferred Stock Purchase Agreement, dated June 25, 2002, by and among Women First HealthCare, Inc. and the Purchasers named therein.

4.5(2)	Registration Rights Agreement, dated June 25, 2002, related to the Notes and Warrants by and among Women First HealthCare, Inc. and the holders of Notes named therein.

4.6(2)	Registration Rights Agreement, dated June 25, 2002, related to the Preferred Stock by and among Women First HealthCare, Inc. and the holders of Preferred Stock named therein.

5.1†	Opinion of Latham & Watkins.

23.1†	Consent of Latham & Watkins (contained in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP, Independent Auditors.

24.1†	Powers of Attorney (contained on the signature page of this Registration Statement).

(1)	Incorporated by reference to Women First HealthCare, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 13, 1999.
(2)	Incorporated by reference to Women First HealthCare, Inc.’s Current Report on Form 8-K filed on July 2, 2002.
(3)	Incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on June 24, 1999.
†	Previously filed.
*	Filed herewith.

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